NO ACT

PE
1-10-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

12025670

February 24, 201_

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-24-12

Martin P. Dunn
O'Melveny & Myers LLP
mdunn@omm.com

Re: JPMorgan Chase & Co.
Incoming letter dated January 10, 2012

Dear Mr. Dunn:

This is in response to your letters dated January 10, 2012 and February 22, 2012 submitted to JPMorgan Chase by the Sisters of St. Francis of Philadelphia and The Green Century Balanced Fund. We also have received letters from the proponents dated February 6, 2012 and February 23, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Nora M. Nash, OSF
The Sisters of St. Francis of Philadelphia
nnash@osfphila.org

February 24, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 10, 2012

The proposal requests that the board authorize the preparation of a report on lobbying contributions and expenditures that contains information specified in the proposal.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in JPMorgan Chase's 2012 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

February 23, 2012

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of Sisters of St. Francis and co-sponsors; request by JPMorgan Chase & Co. for no-action determination

Dear Sir/Madam:

We write to reply to the follow-up letter dated February 22, 2012 (the "Second Letter") submitted on behalf of JPMorgan Chase & Co. ("JPMorgan Chase") supplementing the original January 10, 2012 letter (the "No-Action Request") seeking permission to omit the shareholder proposal (the "Lobbying Disclosure Proposal") submitted by the Sisters of St. Francis and co-filer The Green Century Balanced Fund (together, the "Proponents"). On February 6, 2012, the Proponents submitted a letter ("No-Action Response") to respond to JPMorgan's No-Action Request.

The Proponents do not believe the Second Letter offers any new information to the arguments offered in the original No-Action Request. However, JPMorgan Chase states that the Proponents' No-Action Response "cites no Commission of Staff precedent in support of this position," that the Lobbying Disclosure Proposal was distinct from a previously submitted proposal on political contributions (the "Political Disclosure Proposal"). Here, we note that the Staff recently determined that a similar proposal seeking lobbying disclosure did not duplicate a similar proposal seeking political contribution disclosure, where Staff was unable to conclude that the company had "met its burden of establishing that the proposal substantially duplicates another proposal that was 'previous submitted.'"(See AT&T Inc. (Feb. 3, 2012)) We urge that this reasoning applies equally to the Lobbying Disclosure Proposal, which is substantially similar to the proposal in AT&T Inc.

If you have any questions or need anything further, please do not hesitate to contact me on at nnash@osfphila.org

Sincerely,

Nora M. Nash, OSF

Nora M. Nash, OSF

cc: Anthony Horan, Esq.
JPMorgan Chase

Martin Dunn, Esq.
O;Melveny& Myers LLP

O

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1934 Act/Rule 14a-8

February 22, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of the Sisters of St. Francis of Philadelphia, *et. al.*
Entitled "Lobbying Expenditures Disclosure"
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter concerns the request dated January 10, 2012 (the ***"Initial Request Letter"***) that we submitted on behalf of JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the Company omits the shareholder proposal (the ***"Sisters of St. Francis Proposal"***) and supporting statement (the ***"Sisters of St. Francis Supporting Statement"***) submitted by the Sisters of St. Francis of Philadelphia, as lead-proponent, and The Green Century Balanced Fund, as co-proponent (collectively referred to herein as the ***"Proponent"***) from the Company's proxy materials for its 2012 Annual Meeting of Shareholders (the ***"2012 Proxy Materials"***). A representative of the Proponent submitted a letter to the Staff dated February 6, 2012 (the ***"Proponent Letter"***), asserting the view that the Proposal and Supporting Statement are required to be included in the 2012 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to some of the arguments made in the Proponent Letter, which is attached hereto as Exhibit A. The Initial Request Letter is not attached hereto, but was previously provided to the Staff via email on January 10, 2011. The Company renews its request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the

Sisters of St. Francis Proposal and Sisters of St. Francis Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8.

I. BACKGROUND

On November 14, 2011, the Company received the Sisters of St. Francis Proposal,[1] which requests that the Company's Board of Directors authorize the preparation of an annual report disclosing "[c]ompany policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations" (including specific information listed in the Sisters of St. Francis Proposal). In the Initial Request Letter, the Company requested no-action relief in reliance on Rule 14a-8(i)(11), as the Sisters of St. Francis Proposal substantially duplicates another proposal previously submitted to the Company by Domini Social Investments and a co-proponent (the ***"Domini Proposal"***) that will be included in the 2012 Proxy Materials.

The Proponent Letter expresses the view that the Sisters of St. Francis Proposal has been "carefully tailored to avoid any possible overlap" with the Domini Proposal and that each proposal narrowly focuses on a "separate corporate activity" to avoid any "overlap in coverage." The Proponent Letter goes onto assert that because "lobbying activities" and "political contributions" are discussed in separate contexts by other actors, the proposals should be considered distinct for purposes of Rule 14a-8(i)(11). The Proponent Letter cites no Commission or Staff precedent in support of this position and, in fact, acknowledges direct, recent Staff precedent in opposition to this position.

II. EXCLUSION OF THE SISTERS OF ST. FRANCIS PROPOSAL

A. The Sisters of St. Francis Proposal May Be Excluded in Reliance on Rule 14a-8(i)(11), as it Substantially Duplicates the Previously Received Domini Proposal

The Sisters of St. Francis Proposal requests disclosure of lobbying policies, procedures, and expenditures. The Domini Proposal requests disclosure of political contributions and expenditures, including "[m]onetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda."

As discussed in the Initial Request Letter, the core issue and principal focus of the Domini Proposal and the Sisters of St. Francis Proposal are the same -- the proposals seek to require the Company to disclose details of its political spending. Specifically, each proposal

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1 *See* footnote 3 in the Initial Request Letter for a description of the submission timeline for the Sisters of St. Francis Proposal.

seeks to require the Company to adopt policies and prepare reports on certain aspects of how the Company expends corporate funds to directly or indirectly influence the political process -- either through "political contributions" to specific candidates or with regard to specific legislative initiatives or "lobbying expenditures" that influence specific legislators or legislation.

The Proponent Letter attempts to draw a fine distinction between the proposals by asserting that the proposals were "tailored to avoid any possible overlap" -- that is, the Domini Proposal focuses on "participation or intervention in a political campaign" and the Sisters of St. Francis Proposal focuses on "effort[s] to influence the content of, or decisions regarding, legislation or regulation." Proponent Letter at page 4. To support this view, the Proponent Letter points to various actors, such as proxy advisors and institutional shareholders, that publish their views on "lobbying" in addition to views on "political spending" or "political nonpartisanship." However, it is whether the two proposal have the same core issue and principal focus, and not the views of these interested entities, that is dispositive with regard to the application of Rule 14a-8(i)(11) to the Sisters of St. Francis Proposal.

As discussed in detail in the Initial Request Letter, in *Citigroup Inc.* (January 28, 2011) (*"Citigroup"*), the Staff was unable concur with the shareholder proponent's view that "'lobbying' or 'influencing legislation' on the one hand, and, on the other hand, participation in political campaigns and other activities" were not "substantially duplicative" for purposes of Rule 14a-8(i)(11). Instead, the Staff concurred with the view of Citigroup, under facts that are virtually identical to those in the present situation, that a "lobbying" proposal could be excluded pursuant to Rule 14a-8(i)(11) based on the company's intention to include a previously received "political contributions" proposal in its proxy materials.

As shown in the tables included in the Initial Request Letter, the proposals submitted to the Company align directly with the *Citigroup* proposals. The Domini Proposal and the proposal received first-in-time in *Citigroup* are identical but for the respective company names. Meanwhile, the Sisters of St. Francis Proposal is substantially the same in format and substance to the proposal that was excluded in *Citigroup*, save the one addition to the Sisters of St. Francis Proposal that seeks disclosure on "[m]embership in and payment to any tax-exempt organization that writes and endorses model legislation." Therefore, despite the assertions in the Proponent Letter that the proposals submitted to the Company were "carefully tailored to avoid any possible overlap in the proposals' coverage," the Domini Proposal and the Sisters of St. Francis Proposal are virtually identical to those considered by the Staff in *Citigroup*. Consistent with the Staff's position in *Citigroup*, therefore, the Sisters of St. Francis Proposal has the same core issue and principal focus and, hence, substantially duplicates the Domini Proposal for purposes of Rule 14a-8(i)(11).[2]

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2 *See also FedEx Corporation* (July 21, 2011), *Ford Motor Company* (February 15, 2011), *and Occidental Petroleum Corporation* (February 25, 2011) (all discussed in the Initial Request Letter) for further support of the view that proposals regarding "political contributions" and "lobbying" are substantially duplicative for purposes of Rule 14a-8(i)(11).

The discussion above and that in the Initial Request Letter demonstrates, and the referenced Staff positions confirm, that the Sisters of St. Francis Proposal "substantially duplicates" the Domini Proposal for purposes of Rule 14a-8(i)(11), as the core issue and principal focus of the two proposals are the same. Accordingly, the Company believes that it may properly exclude the Sisters of St. Francis Proposal in reliance on Rule 14a-8(i)(11).

B. Conclusion

Based on the foregoing analysis, as the Domini Proposal was received by the Company prior to the Sisters of St. Francis Proposal -- as the exhibits to the Initial Request Letter show -- and the Company intends to include the Domini Proposal in its 2012 Proxy Materials, the Company believes that it may properly exclude the Sisters of St. Francis Proposal and the Sisters of St. Francis Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(11).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Sisters of St. Francis Proposal and the Sisters of St. Francis Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2012 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Sister Nora Nash, Sisters of St. Francis of Philadelphia (nnash@osfphila.org)
Timothy Smith, Walden Asset Management (tsmith@bostontrust.com)
Kristina Curtis, The Green Century Balanced Fund

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

February 6, 2012

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of Sisters of St. Francis and co-sponsors; request by JPMorgan Chase & Co. for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Sisters of St. Francis and co-filer The Green Century Balanced Fund (together, the "Proponents"), submitted to JPMorgan Chase & Co. ("JPMorgan Chase" or the "Company") a shareholder proposal (the "Lobbying Disclosure Proposal") asking JPMorgan Chase to provide a semiannual report disclosing its policies and procedures related to lobbying as well as certain information regarding payments used for lobbying.

In a letter dated January 10, 2012 (the "No-Action Request"), JPMorgan Chase stated that it intends to omit the Lobbying Disclosure Proposal from its proxy materials being prepared for the 2012 annual meeting of shareholders. The Companyclaims that it can exclude the Lobbying Disclosure Proposal pursuant to Rule 14a-8(i)(11), as substantially duplicative of an earlier-submitted proposal on political contributions (the "Political Disclosure Proposal") that will appear in the Company's proxy statement.

The Proponents acknowledge that the Staff issued determinations in 2011 allowing exclusion of proposals on lobbying disclosure much like the Lobbying Disclosure Proposal on the ground that they substantially duplicated earlier-received political spending disclosure proposals with language similar to the Political Disclosure Proposal. Three factors favor a different outcome here:

- The language of the Lobbying Disclosure Proposal and the Political Disclosure Proposal has been carefully tailored to avoid any possible overlap in the proposals' coverage;

- Additional evidence has emerged showing that key players in the discussions around corporate political spending, including the U.S. Chamber of Commerce, regard corporate lobbying and campaign-related political spending as distinct activities; and

- Shareholders and their advisors, including the leading proxy advisory firm, are distinguishing between lobbying and campaign-related political spending as two different proxy voting decisions and do not appear to be confused regarding the scope of each issue.

The Proponents believe that the clear, specific and non-overlapping language of the Lobbying Disclosure Proposal and the Political Disclosure Proposal, considered in the context of the views of important constituencies (especially shareholders), supports a conclusion that the Lobbying Disclosure Proposal does not substantially duplicate the Political Disclosure Proposal. Accordingly, the Proponents respectfully urge the Staff to decline to grant the relief requested by the Company.

<u>The Proposals</u>

The earlier-received Political Disclosure Proposal asks JPMorgan Chase to report semiannually on the Company's:

"1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda."

The Political Disclosure Proposal is titled "Corporate Political Contributions Report."

The Lobbying Disclosure Proposal urges JPMorgan Chase to report semiannually on:

"1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for
    a. direct and indirect lobbying contribution or expenditure; and
    b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a 'grassroots lobbying communication' is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation."

The Lobbying Disclosure Proposal is titled "Lobbying Expenditures Disclosure."

Each of The Lobbying Disclosure Proposal and the Political Disclosure Proposal Focuses Narrowly on a Specific Activity and the Requests Do Not Overlap

JPMorgan Chase attempts to frame the subject of both the Lobbying Disclosure Proposal and the Political Disclosure Proposal broadly, claiming the "core issue and principal focus" for each proposalare the same, seeking "to require the Company to disclose the details of its political spending." JPMorgan asserts that each of the supporting statements "addresses the shareholder interest in transparency in connection with political spending." (No Action Request at 4) But examination of the language shows that neither the Political Disclosure Proposal nor the Lobbying Disclosure Proposal has this broad focus. Instead, each proposal focuses narrowly on a separate corporate activity, avoiding any overlap in coverage. The Company's assertion that each proposal addresses "political spending" and "financial involvement in the political process" fails to acknowledge that political contributions are separate and distinct from lobbying.

The Political Disclosure Proposal focuses specifically on payments related to political campaigns. It seeks disclosure of contributions and expenditures "used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office . . . ." (emphasis added) The proposals at issue in last year's Citigroup determination (publicly available Jan. 28, 2011) were each separate and distinct, the Citigroup Subject Proposal focusing exclusively on "policies and procedures for lobbying contributions and expenditures," (No Action Request at 5) while the Citigroup Prior Proposal focuses on the "policies and procedures for political contributions and expenditures." (No Action Request at 6) Much of the argument in Citigroup centered around the common non-deductibility of political and lobbying expenditures under section 162(e) of the Internal Revenue Code, and whetherthe two types of spending should be lumped together for purposes of analyzing the proposals.
But the structure of section 162(e) shows the two to be wholly different subjects able to be clearly distinguished. Section 162(e)(1), which contains the general non-deductibility rule, includes separate subsections for payments made in connection with "influencing legislation" (i.e., lobbying (see 26 U.S.C. section 162(e)(1)(A)) and those made in connection with "participation in, or intervention in, any political campaign on behalf of (or in opposition to) any candidate for public office" (i.e., political contributions (see 26 U.S.C. section 162(e)(1)(B)). Thus, section 162(e)(1) itself clearly distinguished between lobbying and political expenditures.

And the political contributions proposal at issue in last season's Occidental Petroleum Corporation determination (publicly available Feb. 25, 2011), in which the Staff granted no-action relief, was not as narrowly drafted: It asked that a report on "political spending" include certain items related to "supporting or opposing candidates" and "ballot items," which Occidental argued left open the possibility that lobbying-related items could be encompassed. Unlike the proposal in Occidental, the Political Disclosure Proposal specifies the precise items to be included in the requested report and does not offer a non-exclusive list. The Lobbying Disclosure Proposal is similarly precise, asking for reporting only on policies and payments related to "lobbying of legislators and regulators."

No reasonable reader of the proposals would conclude that there is any overlap in the requested disclosure. Lobbying is commonly understood as an effort to influence the content of, or decisions regarding, legislation or regulation. Merriam Webster Dictionary says "lobby" means "to conduct activities aimed at influencing public officials and especially members of a legislative body on legislation"; "to promote (as a project) or secure the passage of (as legislation) by influencing public officials" and "to attempt to influence or sway (as a public official) toward a desired action." (http://www.merriam-webster.com/dictionary/lobby) Legislation and regulations are considered and adopted by sitting legislators and regulators and signed or vetoed by sitting executives (the "public officials" referred to by Merriam Webster). By definition, then, lobbying does not involve participation or intervention in a political campaign.

The definitions of lobbying used in applicable laws and regulations reinforce this distinction. A National Conference of State Legislators summary setting forth definitions of lobbying under the laws of all 50 states illustrates that the common thread is influencing or trying to influence legislation or regulation; a few states define lobbying to include attempts to influence procurement decisions as well. Efforts to influence the outcome of a political campaign are not within the scope of any state's lobbying definition. (Seehttp://www.ncsl.org/?tabid=15344) Similarly, the lengthy definitions of "lobbying activities" and "lobbying contacts" contained in the federal Lobbying Disclosure Act, codified at 2 U.S.C. sections 1602(7) and (8), refer to communications regarding legislation, rules, regulations, executive orders, federal programs and nominations that must be confirmed by the Senate. Political campaign-related activity appears nowhere in that definition.

With respect to communications aimed at the public, there is similarly no overlap between the Lobbying Disclosure Proposal and the Political Disclosure Proposal. The Political Disclosure Proposal seeks disclosure of only communications that "attempt to influence the general public, or segments thereof, with respect to elections or referenda" (emphasis added),which is consistent with the Political Disclosure Proposal's focus on campaign-related expenditures. The Lobbying Disclosure Proposal, for its part, asks JPMorgan Chase to report only on those communications to the general public that refer to and urge the recipient to take action on a specific piece of legislation.

JPMorgan Chaseclaims both proposals seek information regarding "nondeductible expenses," arguing that this capturespayments made to a trade association. (See No-Action Request at 4) Discussion of trade associations, however, does not appear in the Political Disclosure Proposal's resolved clause, which, as discussed above, specifically asks for disclosure of expenditures related to campaigns. Instead, it is part of the supporting statement; accordingly, it must be interpreted in light of the resolved clause. No reasonable shareholder reading that language would believe that, resolved clause notwithstanding, a lone reference to "political purposes" in the supporting statement expands the scope of the Political Disclosure Proposal to include lobbying expenditures.

The Larger Context in Which the Lobbying Disclosure Proposal and the Political Disclosure Proposal Are Submitted and Will Be Considered Supports the Conclusion That The Proposals Do Not Share the Same Principal Thrust or Focus

The Proponents believe that the language of the Lobbying Disclosure Proposal and the Political Disclosure Proposal clearly shows that they do not share a core issue or principal focus. To the extent the language of the proposals is not viewed as dispositive, however, the Proponents urge that the context in which the proposals have been submitted and will be considered bolsters the conclusion that lobbying and campaign-related political spending are discrete subjects.

The distinction drawn by the proposals between lobbying and campaign-related political expenditures tracks the differing treatments of these activities under federal, state and local law. Campaign finance laws—federal, state and local--govern campaign-related political expenditures. Campaign finance law prohibits certain kinds of expenditures by corporations, though the 2010 Supreme Court decision in Citizens United v. FEC struck down federal prohibitions on independent expenditures by corporations. (See The Conference Board, Handbook on Corporate Political Activity 7-10 (2010) (available at http://www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/id/4084))

Lobbying is regulated at the state level by numerous state statutes and regulations (see the NCSL table cited above) and at the federal level by the Lobbying Disclosure Act of 1995 ("LDA"). The LDA requires registration of lobbyists, who must file semiannual reports. (See lobbyingdisclosure.house.gov/ldaguidance.pdf) Although the LDA requires disclosure of certain contributions (including political contributions) by lobbyists (seeid. at 19-20), coverage of the statute is triggered by engaging in lobbying activities, not making contributions.

Over the past year, following the introduction of shareholder proposals dealing with lobbying disclosure, shareholders and their advisors have begun distinguishing between lobbying and campaign-related political spending when formulating corporate governance policies and voting proxies. Contrary to the Company's assertion, there is no evidence that shareholders are confused about the difference between these two kinds of corporate activities.

Shareholders' policies and proxy voting guidelines show that they view lobbying and campaign-related political spending as separate. The International Corporate Governance Network ("ICGN"), a global organization whose members have $18 trillion in assets under management (see http://www.icgn.org), recently published a Statement and Guidance on Political Lobbying and Donations. (ICGN Statement and Guidance on Political Lobbying and Donations (June 2011) (available at http://www.icgn.org/files/icgn_main/pdfs/agm_reports/2011/item_9.1_political_lobbying_&_donations.pdf)) The ICGN Statement included separate definitions of "Corporate political lobbying" and "Corporate political donations" reflecting an understanding of the difference between those activities consistent with the coverage of the Lobbying Disclosure Proposal and the Political Disclosure Proposal. (Seeid. at 5-6) The Statement describes the two types of activities as implicating different corporate governance concerns. (Id. at 9)

In addition, the proxy voting guidelines of a number of institutional investors reflect the existence of lobbying disclosure as a separate corporate governance issue. For example:

- Ohio Police & Fire Pension Fund, Proxy Voting Policy, at 17 (http://www.op-f.org/Files/Proxy%20Voting%20Policy%203-30-11.pdf):"Shareholder-Miscellaneous: . . . [G]iven the diverse and rather vague nature of this category, many of these proposals, including proposals requesting information on a company's lobbying initiatives, will be decided on a case-by-case basis."
- Goldman Sachs Asset Management, Policy on Proxy Voting for Investment Advisory Clients (Mar. 2011), at 11 (http://www2.goldmansachs.com/gsam/pdfs/voting_proxy_policy.pdf): Separate sections and vote recommendations on "Lobbying Expenditures/Initiatives" ("proposals requesting information on a company's lobbying initiatives") and "Political Contributions and Trade Association Spending (varying proposal formulations addressing political non-partisanship and political contributions disclosure).
- Trillium Asset Management, Proxy Voting Guidelines, at 19 (2011) (http://trilliuminvest.com/our-approach-to-sri/proxy-voting/): Separate sections and vote recommendations on "Lobbying Efforts"(proposals asking for reports on lobbying efforts) and "Non-Partisanship/Political Contributions" (various proposal formulations addressing political non-partisanship, political contributions disclosure and prohibition on political contributions).

Institutional Shareholder Services ("ISS") is the leading U.S. proxy advisory firm. ISS provides its 1,700 clients with proxy research and recommendations regarding how to vote on a wide variety of ballot items appearing on the proxy statements of U.S. and international companies. (Seehttp://www.issgovernance.com/about) ISS maintains Corporate Governance Policies that it uses to generate those recommendations; the policies are updated once a year to reflect the emergence of new issues and changes in approach to existing issues. (See http://www.issgovernance.com/policy)

In late 2011, ISS adopted changes to its U.S. Corporate Governance Policies addressing shareholder proposals on lobbying and political contributions disclosure. (See U.S. Corporate Governance Policy: 2012 Updates (Nov. 17, 2011) (available at http://www.issgovernance.com/files/ISS_2012US_Updates20111117.pdf)) ISS's policies clearly distinguish between proposals seeking lobbying disclosure and those asking for disclosure of campaign-related political spending.

- Each type of proposal is denominated as a separate "Corporate Governance Issue." Campaign-related political spending disclosure proposals are covered under "Political Spending," while proposals addressing lobbying disclosure are discussed under "Lobbying Activities."

- ISS's vote recommendations on the two types of proposals differ: ISS will generally recommend a vote "for" political spending proposals, but it follows a "case-by-case" approach to proposals on lobbying disclosure.
- The factors ISS will consider in making a vote recommendation on each type of proposal vary and are tailored to the activity—lobbying or campaign-related political spending—addressed in the proposal.

(See 2012 ISS Updates, at 16-17)

Likewise, the 2011 Proxy Season Preview published by proxy advisor Proxy Impact, together with As You Sow and Sustainable Investments Institute, included a separate section on "Lobbying" proposals, focusing on proposals at six companies and discussing IBM's unsuccessful request for no-action relief. Other sections of the review addressed "standard" campaign-related political spending disclosure proposals and proposals focused on trade associations. (Heidi Welsh and Michael Passoff, "Proxy Preview: 2011," at 42-43 (available at www.asyousow.org/publications/ProxyPreview_2011.pdf))

Beyond shareholders and their advisors, other participants in the debate over corporate political spending recognize important differences between lobbying and campaign-related spending. Especially following the Citizens United decision, academics and public policy organizations have focused significant attention on corporate political spending.

Prominent participants in these discussions have drawn a distinction between lobbying and campaign-related political contributions. At an April 2011 conference on post-Citizens United corporate political spending, the difference was emphasized by two panel members (see "Accountability After Citizens United—Panel One Transcript" ("Can Shareholders Save Democracy?"), Apr. 29, 2011 (available at brennancenter.org/content/pages/accountability_after_citizens_united_transcript_section_iii)):

- Former Delaware Chancellor William Allen stated: "If the rule goes to making expenditures directly or indirectly in favor of a particular campaign, then I don't have a problem with it. My problem with changing the law is and John's going to have a study that gets to lobbying, lobbying Congress to change the law or lobbying a legislature could be regarded as political by somebody and lobbying is actually a very important, I mean it doesn't cost a huge amount for most firms to lobby" . . . I mean I think it's essential that there be reasonable disclosure of direct or indirect political spending. And I also think it's essential that we don't' trample on lobbying in the process of regulating."

- Harvard Professor John Coates IV, who has studied corporate political spending as it relates to corporate governance and firm value, remarked: "And so lobbying on its own while it has pluses and minuses. When it's coupled with other kinds of political activity, it becomes much more dangerous. And that's why I think it's more important to think about responses to the other more direct kinds of political activity than it would be in some other universe."

Trade associations, which serve as important intermediaries for both campaign-related corporate political spending and corporate lobbying, treat the activities differently. We understand from dialogues other proponents have engaged in with companies that the U.S. Chamber of Commerce , the largest business trade association in the country, follows different procedures for these two activities. Lobbying is paid for using members' dues money, and members are informed that a certain proportion of dues are used for this purpose. Campaign-related political spending, by contrast, is not funded through dues but instead is funded through special initiatives.

The U.S. Chamber of Commerce's comment on ISS's recent proxy voting policy change confirms that the Chamber sees lobbying and campaign-related spending as distinct activities. The Chamber attacked an academic study cited by California Treasurer Bill Lockyer in urging CalPERS' and CalSTRS' support of political disclosure proposals because the study aggregated campaign-related and lobbying expenditures. The Chamber stated, "Given the many very significant differences between political expenditures and lobbying, there is no basis for combining the two." (Comment Letter dated Nov. 7, 2011 by Andrew J Pincus, on behalf of the U.S. Chamber of Commerce (available at http://www.issgovernance.com/files/Comment-35_0.pdf))

Finally, companies themselves do not treat lobbying and campaign-related political spending as a unitary concept to be administered under the same policies, procedures and oversight. Some companies that have policies restricting or prohibiting all or some kinds of campaign-related political spending engage in substantial lobbying. For example, Colgate-Palmolive and IBM have policies prohibiting spending on candidates or committees, independent expenditures, political expenditures through trade associations and spending on ballot measures. (The CPA-Zicklin Index of Corporate Political Accountability and Disclosure at 17-18 (2011) (available at http://politicalaccountability.net/index.php?ht=d/sp/i/5848/pid/5848)) But both companies spend freely on lobbying. (Seehttp://www.opensecrets.org/lobby/clientsum.php?id=D000000720; http://www.opensecrets.org/lobby/clientsum.php?id=D000032736&year=2011)

Similarly, U.S. Bancorp's policy has separate sections on "Corporate Political Contributions" and "Legislative Lobbying." The policy describes limitations on contributions-- the company does not make contributions to candidates, political parties, committees or 527 organizations—but not on lobbying activities. (Seehttp://phx.corporate-ir.net/phoenix.zhtml?c=117565&p=irol-PoliticalContribution) Federal filings indicate that U.S. Bancorp engages in lobbying. (Seehttp://www.opensecrets.org/lobby/clientsum.php?id=D000000487&year=2011)

A recent report commissioned by the IRRC Institute confirms the disparate treatment of lobbying and political contributions by companies. In that report, authors Heidi Welsh and Robin Young found that "[t]wo-thirds of companies in the S&P 500 do not mention lobbying when they talk about political spending, confining their statements to campaign spending issues." (Heidi Welsh and Robin Young, Corporate Governance of Political Expenditures: 2011 Benchmark 6 (2011) (available at http://si2news.files.wordpress.com/2011/11/corporate-governance-and-politics-policy-and-spending-in-the-sp500.pdf)) The report found that companies claiming they do not spend treasury funds on politics do not refrain from spending on lobbying. (Seeid. at 7 ("But the nature and specificity of these prohibitions varies widely and when companies say they do not spend, it does not necessarily mean shareholder money does not make its way into political campaigns, It certainly does not indicate that companies do not lobby."))

That The Conference Board's 2010 Handbook on Corporate Political Activity is silent on lobbying is additional evidence that companies treat lobbying differently from campaign-related political spending. (See Conference Board Handbook, supra) The Handbook describes director responsibilities, provides guidance on the establishment of an effective program to manage and oversee spending and includes several case studies, all focused exclusively on campaign-related spending.

* * * *

In sum, JPMorgan Chase has not met its burden of establishing that the Lobbying Disclosure Proposal substantially duplicates the Political Disclosure Proposal. The language of each proposal is narrowly tailored to seek disclosure on a separate corporate activity, and the Company has not explained (except by reference to a few words appearing only in the supporting statement) how the proposals overlap or why shareholders would be confused. Moreover, shareholders and others involved in the active debate over corporate lobbying and campaign-related political spending recognize the difference between these activities. Accordingly, the Proponents respectfully ask that the Staff decline to grant JPMorgan Chase's request for no-action relief.

cc: Anthony Horan, Esq.
JPMorgan Chase

Martin Dunn, Esq.
O;Melveny& Myers LLP

O

O'MELVENY & MYERS LLP

BEIJING
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TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
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1934 Act/Rule 14a-8

January 10, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of the Sisters of St. Francis of Philadelphia, *et. al.*
Entitled "Lobbying Expenditures Disclosure"
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Sisters of St. Francis Proposal"***) and supporting statement (the ***"Sisters of St. Francis Supporting Statement"***) submitted by the Sisters of St. Francis of Philadelphia, as lead-proponent, and The Green Century Balanced Fund, as co-proponent (collectively referred to herein as the ***"Sisters of St. Francis"***), from the Company's proxy materials for its 2012 Annual Meeting of Shareholders (the ***"2012 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to Sister Nora Nash, representative of the lead-proponent.

A copy of the Sisters of St. Francis Proposal and Supporting Statement, the cover letters submitting the Sisters of St. Francis Proposal, and other correspondence relating to the Sisters of

St. Francis Proposal are attached hereto as Exhibit A.[1] A copy of a proposal from Domini Social Investments[2] (the ***"Domini Proposal"***), the cover letter submitting the Domini Proposal, and other correspondence relating to the Domini Proposal are attached hereto as Exhibit B.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin No.14F (October 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, at mdunn@omm.com, and to Sister Nora Nash, as the representative of the lead proponent, at nnash@osfphila.org.

I. SUMMARY OF THE SISTERS OF ST. FRANCIS PROPOSAL

On November 14, 2011, the Company received a letter from Walden Asset Management containing the Sisters of St. Francis Proposal for inclusion in the Company's 2012 Proxy Materials.[3] The Sisters of St. Francis Proposal requests that the Company's Board of Directors authorize the preparation of an annual report, disclosing "[c]ompany policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations." The Sisters of St. Francis Proposal states that this disclosure should "include both direct and indirect lobbying and grassroots lobbying communications." The Sisters of St. Francis Proposal requests a "listing of payments" used for these lobbying purposes. It also requests disclosure of "[m]embership in and payments to any tax-exempt organization that writes and endorses model legislation." Finally, the Sisters of St. Francis Proposal asks for a description of the decision-making processes and oversight efforts of management and the Board of Directors for direct and indirect lobbying and for grassroots lobbying expenditures.

II. EXCLUSION OF THE SISTERS OF ST. FRANCIS PROPOSAL

A. Basis for Excluding the Sisters of St. Francis Proposal

As discussed more fully below, the Company believes that it may properly exclude the Sisters of St. Francis Proposal from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(11), as

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1 We note that copies of both Rule 14a-8 and Staff Legal Bulletin No. 14F were included with each notice of deficiency required by Rules 14a-8(b) and (f) from the Company. Because no procedural basis for exclusion is asserted in this request, such copies are not included in Exhibit A.

2 First Affirmative Financial Network, LLC, as proxy for Allen Hancock, is a co-proponent for this proposal.

3 Walden Asset Management (along with The Needmor Fund and the Funding Exchange) was the first co-proponent to submit the Sisters of St. Francis Proposal and originally was identified by the co-proponents as the lead proponent for this proposal. However, the Company received a letter from Nora Nash of the Sisters of St. Francis of Philadelphia, dated December 20, 2011, attached as Exhibit C, stating that she was assuming the role of primary filer from Walden Asset Management. On January 10, 2012, Walden Asset Management, The Needmor Fund, and the Funding Exchange each withdrew as co-proponents of the Sisters of St. Francis Proposal. We have included correspondence with these co-proponents in Exhibit A, since these co-proponents were the first to submit the Sisters of St. Francis Proposal.

it "substantially duplicates" the Domini Proposal, which the Company received prior to the Sisters of St. Francis Proposal and which the Company intends to include in its 2012 Proxy Materials.

B. *The Sisters of St. Francis Proposal May Be Excluded in Reliance on Rule 14a-8(i)(11), as it Substantially Duplicates the Previously Received Domini Proposal*

Rule 14a-8(i)(11) allows a company to exclude a shareholder proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the exclusion provided for by Rule 14a-8(i)(11) (and its predecessor, Rule 14a-8(c)(11)) was intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *See Exchange Act Release* No. 34-12598 (July 7, 1976). Two proposals need not be exactly identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). Rather, in determining whether two proposals are substantially duplicative, the analysis is premised upon whether the principal thrust or focus of the two proposals is essentially the same; put differently, two proposals are substantially duplicative where they relate to the same core issue. *See Wells Fargo & Company* (January 7, 2009) *and Weyerhaeuser Company* (January 18, 2006).

As described above, the Sisters of St. Francis Proposal requests disclosure of lobbying policies, procedures, and expenditures.

The Domini Proposal requests that the Board of Directors provide a semiannual report "disclosing the Company's [p]olicies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds." The Domini Proposal also requests disclosure of "[m]onetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda."

The Domini Proposal was received by the Company prior to the Sisters of St. Francis Proposal -- as the attached materials show, the Company received the Domini Proposal (via email) on November 9, 2011, while the Sisters of St. Francis Proposal was received (via Federal Express delivery) on November 14, 2011 -- and the Company intends to include the Domini Proposal in its 2012 Proxy Materials.[4] As such, the issue under Rule 14a-8(i)(11) is whether the Sisters of St. Francis Proposal "substantially duplicates" the Domini Proposal.

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4 The evidence of the timing of receipt of the Domini Proposal is provided in <u>Exhibit B</u> (*i.e.*, a copy of an email from Adam Kanzer received Wednesday, November 9, 2011 at 10:48 AM). The evidence of the timing of the receipt of the Sisters of St. Francis Proposal is attached as <u>Exhibit D</u> (*i.e.*, a copy of the

1. The Core Issue and Principal Focus of the Domini Proposal and the Sisters of St. Francis Proposal are the Same

The core issue and principal focus of the Domini Proposal and the Sisters of St. Francis Proposal are the same -- the proposals seek to require the Company to disclose details of its political spending. Specifically, each proposal seeks to require the Company to adopt policies and prepare reports on political contributions and lobbying expenditures.

The Sisters of St. Francis Proposal and the Domini Proposal seek to have the Company report on direct and indirect contributions and expenditures by the Company to influence the political process at the federal, state and local levels and ask the Company to disclose the amount and recipient of contributions or expenditures, as well as the identity of the person or persons who participated in making the decisions to make the contributions or expenditures. Specifically:

- The Domini Proposal requests disclosure of "policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds [and] [m]onetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda."
- The Sisters of St. Francis Proposal requests disclosure of "policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations[, including] both direct and indirect lobbying and grassroots lobbying communications."

Each of the supporting statements addresses the shareholder interest in transparency in connection with political spending and each proposal aims to require that the Company reveal both the extent of its financial involvement in the political process and the decision-making processes that govern that involvement. Thus, while the Sisters of St. Francis Proposal requests disclosure of lobbying activities and the Domini Proposal requests disclosure of political contributions and expenditures more broadly, that difference does not alter the core issue and principal focus of the proposals.

The Sisters of St. Francis Proposal and the Domini Proposal have the same core issue and principal focus. Whether the language of the proposal requests a report on "policies and procedures for political contributions" or "lobbying of legislatures and regulators," there is not a meaningful distinction for shareholders. To allow both of these substantially duplicative proposals to be included in the 2011 Proxy Materials would be confusing to shareholders and frustrate the policy behind Rule 14a-8(i)(11).

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tracking information provided by UPS of the package containing the submissions of co-proponents Walden Asset Management, The Needmor Fund, and the Funding Exchange).

2. *Staff Precedent Supports the Conclusion that the Core Issue and Principal Focus of the Domini Proposal and the Sisters of St. Francis Proposal are the Same*

In *Citigroup Inc.* (January 28, 2011) (*"Citigroup"*), the Staff did not concur with the shareholder proponent's view that "'lobbying' or 'influencing legislation' on the one hand, and, on the other hand, participation in political campaigns and other activities" were not "substantially duplicative" for purposes of Rule 14a-8(i)(11). Instead, the Staff concurred with the view of the company, under facts that are virtually identical to those in the present situation, that a "lobbying" proposal could be excluded pursuant to Rule 14a-8(i)(11) based on the company's intention to include a previously received "political contributions" proposal in its proxy materials.

The significant similarities between the *Citigroup* proposals and the Sisters of St. Francis/Domini Proposals are evident from a comparison of the relevant proposals:

The Sisters of St. Francis Proposal	*Citigroup* - The Subject Proposal
Resolved, the shareholders of JP Morgan Chase request that the Board authorize the preparation of a report, updated annually, disclosing:	Resolved, that the stockholders of Citigroup Inc. hereby request that Citigroup provide a report, updated annually, disclosing Citigroup's:
1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.	1. Policies and procedures for lobbying contributions and expenditures (both direct and indirect) made with corporate funds and payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including internal guidelines or policies, if any, for engaging in direct and grassroots lobbying communications.
2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.	2. Payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including the amount of the payment and the recipient.
3. Membership in and payment to any tax-exempt organization that writes and endorses model legislation.	
4. Description of the decision making process and oversight by the management and Board for: (a) direct and indirect lobbying	3. The report shall also include the following for each payment, as relevant: (a) Identification of the person or persons in the Company who

contribution or expenditure; (b) payment for grassroots lobbying expenditure.	participated in making the decision to make the direct lobbying contribution or expenditure; and (b) Identification of the person or persons in the Company who participated in making the decision to make the payment for grassroots lobbying expenditures.
For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.	For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.
Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.	Both "direct lobbying" and "grassroots lobbying communications" include efforts at the local, state, and federal levels.
The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.	The report shall be presented to the Audit committee of the Board of Directors ("the Board") or other relevant oversight committee of the Board and posted on Citigroup's website to reduce costs to stockholders.

The Domini Proposal	***Citigroup - The Prior Proposal***
Resolved, that the shareholders of JPMorgan Chase ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:	Resolved, that the shareholders of Citigroup ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:
1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.	1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:	2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:
a. An accounting through an itemized report that includes the identity of the recipient as	a. An accounting through an itemized report that includes the identity of the recipient as

well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and	well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and
b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.	b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.
The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.	The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

The proposals submitted to the Company align directly with the *Citigroup* proposals. The Domini Proposal and the Prior Proposal in *Citigroup* are identical but for the respective company names. Meanwhile, the Sisters of St. Francis Proposal includes all of the primary provisions of the proposal that was excluded in *Citigroup*. The Sisters of St. Francis Proposal differs substantively only in its addition of a provision that extends further into the general realm of political contributions, by requiring disclosure of expenditures related to the creation of model legislation. Consistent with the Staff's position in *Citigroup*, the Sisters of St. Francis Proposal has the same core issue and principal focus and, therefore, substantially duplicates the Domini Proposal and may be properly excluded in reliance on Rule 14a-8(i)(11).

On two other recent occasions, the Staff has addressed proposals in the context of Rule 14a-8(i)(11) that were substantially similar to the Domini Proposal. On both occasions, the Staff concurred that the proposal received second in time was excludable. In *FedEx Corporation* (July 21, 2011), the Staff concurred with the view that a proposal requesting disclosure of "policies on electioneering and political contributions and communications" was excludable because a proposal duplicating the Domini Proposal had been received first in time. In *Ford Motor Company* (February 15, 2011), the Staff again concurred with the company's view that proposals for disclosure of political contributions and lobbying were substantially duplicative for purposes of Rule 14a-8(i)(11). There, a proposal, similar to the Domini Proposal, that focused on political contributions was received second in time and a proposal that had been received first in time requested disclosure of lobbying activities in addition to campaign contributions. In its response, the Staff concurred with Ford's view that the later-received proposal was excludable.

Finally, in *Occidental Petroleum Corporation* (February 25, 2011), the Staff concurred with the company's view that it could rely on Rule 14a-8(i)(11) where one political spending proposal focused on lobbying and a second political spending proposal focused on political contributions generally. On facts very similar to those here, the Staff concurred with the company's view that it could exclude a proposal very similar to the Sisters of St. Francis Proposal. That proposal, which focused on lobbying contributions, was excludable in light of a previously received proposal that focused on expenditures for political campaigns, trade associations, and state-level ballot initiatives.

The discussion above demonstrates, and the referenced Staff positions confirm, that the Sisters of St. Francis Proposal "substantially duplicates" the Domini Proposal for purposes of Rule 14a-8(i)(11), as the core issue and principal focus of the two proposals are the same. Accordingly, the Company believes that it may properly exclude the Sisters of St. Francis Proposal in reliance on Rule 14a-8(i)(11).

C. Conclusion

Based on the foregoing analysis, as the Domini Proposal was received by the Company before the Sisters of St. Francis Proposal and the Company intends to include the Domini Proposal in its 2012 Proxy Materials, the Company believes that it may properly exclude the Sisters of St. Francis Proposal and the Sisters of St. Francis Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(11).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Sisters of St. Francis Proposal and the Sisters of St. Francis Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2012 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Sister Nora Nash, Sisters of St. Francis of Philadelphia (nnash@osfphila.org)
Timothy Smith, Walden Asset Management (tsmith@bostontrust.com)
Kristina Curtis, The Green Century Balanced Fund

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

RECEIVED BY THE

NOV 21 2011

OFFICE OF THE SECRETARY

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 18, 2011

Mr. Anthony Horan, Corporate Secretary
J.P. Morgan Chase & Co.
270 Park Ave.
New York, NY 10017-2070

Dear Mr. Horan:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in J. P. Morgan Chase for many years. As faith-based investors we are truly concerned about the company's "lobbying positions and the processes used to influence public policy." The long -term consequences of using corporate funds to influence legislative policies and practices endangers economic security for the institution and shareholders. We encourage J. P. Morgan Chase to become more accountable and transparent in its policies for direct and indirect lobbying.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with Walden Asset Management (Boston Trust & Investment Management Company.) I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the proposal as required by SEC rules. Please note that the contact person for this proposal will be Timothy Smith. His contact information: tsmith@bostontrust.com

As verification that we are beneficial owners of common stock in J.P. Morgan Chase, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc:
Timothy Smith
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610 558 7661 • Fax: 610 558 5855 • E-mail: nnash@osfphila.org • www.osfphila.org

Lobbying Expenditures Disclosure
2012 – J.P. Morgan Chase & Co.

WHEREAS, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of JPMorgan Chase's policies, procedures and oversight mechanisms is warranted.

RESOLVED, the shareholders of JPMorgan Chase request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

a. direct and indirect lobbying contribution or expenditure;
b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement: As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Company funds of approximately $13.58 million from July 1, 2010 to June 30, 2011 supported direct federal lobbying activities, according to disclosure reports. (U.S. Senate Office of Public Records)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation. We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

RECEIVED BY THE

2011

SECRETARY

October 21, 2011

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia holds at least $2,000 worth of JP Morgan Chase & Company. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay Singhal

Sanjay Singhal
Vice President

JPMorgan Chase & Co.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 28, 2011

Nora M. Nash, OSF
Director, Corporate Social Responsibility
Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

Dear Sister Nora:

This will acknowledge receipt of a letter dated November 18, 2011, whereby you advised JPMorgan Chase & Co. of the intention of the Sisters of St. Francis of Philadelphia to co-sponsor a proposal to be voted upon at our 2012 Annual Meeting. The proposal is entitled Lobbying Expenditures Disclosure.

Sincerely,

cc: Timothy Smith, Walden Asset Management (tsmith@bostontrust.com)

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com
JPMorgan Chase & Co.

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 1, 2011

VIA OVERNIGHT DELIVERY

Nora M. Nash, OSF
Director, Corporate Social Responsibility
Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

Dear Sister Nora:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on November 21, 2011, from the Sisters of St. Francis of Philadelphia ("Sisters of St. Francis"), as co-sponsor, the shareholder proposal titled "Lobbying Expenditures Disclosure" (the "Proposal") for consideration at JPMC's 2012 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which the regulations of the Securities and Exchange Commission ("SEC") require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that the Sisters of St. Francis are the record owners of sufficient shares to satisfy this requirement. In addition, the proof of ownership letter from The Northern Trust Company included with the submission does not appear to be sufficient to satisfy the provisions of Rule 14a-8(b) because it is dated October 21, 2011 -- 28 days prior to the date on which your proposal was submitted to JPMC.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Sisters of St. Francis continuously held the requisite number of JPMC shares for at least one year.

- if the Sisters of St. Francis have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Sisters of St. Francis continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") recently published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held – in this regard, we note that The Northern Trust Company appears on the DTC participant list currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf and appears to satisfy this requirement. However, if your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2012 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

[signature]

cc: Timothy Smith, Walden Asset Management (tsmith@bostontrust.com)

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

85585853

December 6, 2011

Mr. Anthony Horan, Corporate Secretary
J.P. Morgan Chase & Co.
270 Park Ave.
New York, NY 10011-2070

Attention: Irma R. Caracciolo, Vice President and Assistant Corporate Secretary

Dear Mr. Horan:

Peace and all good! Sincere thanks for notifying us that our verification letter did not meet the SEC rules for filing a proposal.

As verification that we are beneficial owners of 26,797 shares of J.P. Morgan Chase Company, I enclose a new letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. These shares have been held for more than one year and it is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc:
Timothy Smith, Walden Asset Management

Office of Corporate Social Responsibility
609 South Convent Road $ Aston, PA 19014 1207
610-558-7661 $ Fax: 610-558-5855 $ E-mail: nnash@osfphila.org $ www.osfphila.org

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

November 18, 2011

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia holds 26,797 shares of JP Morgan Chase & Company. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay Singhal

Sanjay Singhal
Vice President

GREEN CENTURY FUNDS

RECEIVED BY THE
DEC 02 2011
OFFICE OF THE SECRETARY

December 1, 2011

Mr. Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th floor
New York, NY 10017

Dear Mr. Horan:

The Green Century Balanced Fund is filing the enclosed shareholder resolution, for inclusion in JPMorgan Chase & Company's proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Green Century Balanced Fund is co-filing this proposal and Walden Asset Management will act as the lead filer.

The Green Century Balanced Fund is the beneficial owner of at least $2,000 worth of JPMorgan Chase stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership, from a DTC participating bank, is attached.

As an environmentally responsible mutual fund company, we are pleased to be a long-term owner of JPMorgan Chase stock. However, as you know, we and other investors have been deeply concerned about JPMorgan Chase's role as a board member on the U.S. Chamber of Commerce and the passive role our company's representative has played in the face of the Chamber's partisan political role and its opposition to many environmental initiatives, as well as its powerful lobbying against climate change legislation or regulation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member, JPMorgan Chase certainly may be perceived as supporting its policies.

Our concern has been heightened by discussions with companies that explain they do not believe it is the responsibility of a Board member to challenge the Chamber or other trade associations on policies or programs with which they disagree.

We believe this is a failure in governance.

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
[illegible]
[illegible]

Thus we are filing this resolution with JPMorgan Chase seeking a review of the company's lobbying disclosure, policies and practices. We look forward to a constructive dialogue on this important topic.

Sincerely,

Kristina Curtis
President
The Green Century Balanced Fund

Encl. Resolution Text, Proof of Ownership

Cc: Timothy Smith, Walden Asset Management

Request for Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of JPMorgan Chase's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of JPMorgan Chase request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Company funds of approximately $13.58 million from July 1, 2010 to June 30, 2011 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

STATE STREET

December 1, 2011

Ms. Kristina Curtis
President
Green Century Funds
114 State Street, Suite 200
Boston MA 02109

Dear Ms. Curtis:

This letter is to confirm that as of December 1, 2011, State Street Bank and Trust Company 0997, a DTC participant, in its capacity as custodian, held 22,755 shares of JP Morgan Chase & Company Common Stock on behalf of the Green Century Balanced Fund. These shares are held in the Bank's position at the Depository Trust Company registered to the nominee name of Cede & Co.

Further, this is to confirm that the position in JP Morgan Chase & Company Common Stock held by the bank on behalf of the Green Century Balanced Fund has been held continuously for a period of more than one year, including the period commencing prior to December 1, 2010 and through December 1, 2011. During that year prior to and including December 1, 2011 the holdings continuously exceeded $2,000 in market value.

If you have any further questions or need additional information, please contact me at (617) 662-4959.

Sincerely,

Lisa Spang
Officer

Limited Access

JPMorgan Chase & Co.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 6, 2011

Ms. Kristina Curtis, President
Green Century Balanced Fund
114 State Street, Suite 200
Boston MA 02109

Dear Ms. Curtis:

This will acknowledge receipt of a letter dated December 1, 2011, whereby you advised JPMorgan Chase & Co. of the intention of the Green Century Balanced Fund to co-sponsor a proposal to be voted upon at our 2012 Annual Meeting. The proposal is entitled "Request for Disclosure of Lobbying Policies and Practices".

Sincerely,

[signature]

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com
JPMorgan Chase & Co.

Walden Asset Management

RECEIVED BY THE

NOV 14 2011

OFFICE OF THE SECRETARY

November 7, 2011

Mr. Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th floor
New York, NY 10017

Dear Mr. Horan:

Walden Asset Management holds at least 175,000 shares of JPMorgan Chase on behalf of clients who ask us to integrate environmental, social and governance analysis (ESG) into investment decision-making. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with $2 billion in assets under management. We are pleased to be a long-term owner of JPMorgan Chase stock.

However, as you know, we and other investors have been deeply concerned about JPMorgan Chase's role as a board member on the U.S. Chamber of Commerce and the passive role our company's representative has played in the face of the Chamber's partisan political role and its opposition to many environmental initiatives, as well as its powerful lobbying against climate change legislation or regulation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member JPMorgan Chase certainly may be perceived as supporting its policies.

Our concern has been heightened by discussions with companies who explain they do not see it as the responsibility of a Board member to challenge the Chamber or other trade associations on policies or programs with which they disagree.

We believe this is a failure in governance.

Thus Walden Asset Management is filing this resolution with JPMorgan Chase seeking a review of your lobbying disclosure, policies and practices. We look forward to a constructive dialogue as we had in the past on this important topic.

We are filing the enclosed shareholder proposal with for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 and we consider Walden Asset Management as the primary filer. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of JPMorgan Chase shares. Walden Asset Management will act as the primary filer.

We have been a shareholder for more than one year holding over $2,000 of JPMorgan Chase shares and will hold at least $2,000 of JPMorgan Chase stock through the next annual meeting and verification of our ownership position will be provided on request by our sub-custodian who is a DTC participant. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We look forward to a meaningful dialogue with top management on this matter.

Sincerely,

Timothy Smith
Senior Vice President

Encl. Resolution Text

Boston Trust & Investment
Management Company

November 7, 2011

To Whom It May Concern:

Walden Asset Management, a division of Boston Trust & Investment Management Company (Boston Trust), a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, is the "beneficial owner" (as that term is used under Rule 14a-8) of **175,000** shares of **JPMorgan Chase & Co.** (Cusip **#46625H100**).

These shares have been previously held in the name of Cede & Co. in the account of our sub-custodian the Bank of New York Mellon. We now have a custodianship relationship with State Street Bank. We will include, upon request, additional proof of ownership letters from both Bank of New York Mellon and State Street for the period in which they have served as custodian. Both are DTC participants.

We are writing to confirm that Walden Asset Management has beneficial ownership of at least $2,000 in market value of the voting securities of **JPMorgan Chase & Co.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further we commit to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Kenneth S. Pickering
Director of Operations

Cc: Timothy Smith

Request for Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of JPMorgan Chase's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of JPMorgan Chase request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Company funds of approximately $13.58 million from July 1, 2010 to June 30, 2011 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

THE NEEDMOR FUND

RECEIVED BY THE

NOV 14 2011

OFFICE OF THE SECRETARY

November 7, 2011

Mr. Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th floor
New York, NY 10017

Dear Mr. Horan:

The Needmor Fund holds 1,000 shares of JPMorgan Chase stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value and we are particularly concerned about the lobbying policies and practices of JPMorgan Chase thus the request for this review.

Therefore, we are co-filing the enclosed shareholder proposal with Walden Asset Management as the "primary filer" for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, of these shares as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and intend to maintain ownership of the required number of shares through the date of the next annual meeting. We have been a shareholder of more than $2,000 in market value of JPMorgan Chase stock for more than one year and will continue to hold $2,000 worth of stock through the annual meeting. We will be pleased to provide proof of ownership upon request. We will be pleased to supply proof of ownership upon request from our sub-custodian who are DTC participants confirming this ownership for the record.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor. Walden is deputize to act on our behalf to withdraw this resolution.

Sincerely,

Daniel Stranahan
Chair – Finance Committee

CC: Timothy Smith, Walden Asset Management, One Beacon St., Boston, MA 02108

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

Request for Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of JPMorgan Chase's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of JPMorgan Chase request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Company funds of approximately $13.58 million from July 1, 2010 to June 30, 2011 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

Northern Trust

RECEIVED BY THE
NOV 22 2011
OFFICE OF THE SECRETARY

November 7, 2011

To Whom It May Concern:

The Northern Trust Company acts as custodian for The Needmor Fund with Walden Asset Management as the manager for this portfolio

We are writing to verify that The Needmor Fund currently owns 1,000 shares of **J P Morgan Chase & Co. (cusip #46625H100).** We confirm that The Needmor Fund has beneficial ownership of at least $2,000 in market value of the voting securities of **J P Morgan Chase & Co.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Sincerely,

Jean Bianchi
Account Administrator
& Second Vice President

Funding Exchange
"Change, Not Charity"
666 Broadway, Suite #500
New York, NY 10012
212.529.5300
Fax: 212.982.9272
E-mail: fexexc@aol.com
http://www.fex.org

RECEIVED BY THE
NOV 14 2011
OFFICE OF THE SECRETARY

November 7, 2011

Mr. Anthony Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th floor
New York, NY 10017

Dear Mr. Horan:

The Funding Exchange holds 1,000 shares of JPMorgan Chase stock. The Funding Exchange is a network of regionally-based community foundations that currently makes grants each year for projects related to social and economic justice. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2012 proxy statement as co-filer with the Walden Asset Management as the primary filer, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Funding Exchange is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. We have been a continuous shareholder holding at least $2,000 worth of stock for more than one year and will hold at least $2,000 of JPMorgan Chase stock through the next annual meeting and verification of our ownership position is enclosed. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We look forward to hearing from you. We would appreciate it if you would please copy us and Walden Asset Management on all correspondence related to this matter. Timothy Smith at Walden Asset Management is serving as the primary contact for us (tsmith@bostontrust.com) our investment manager. We hereby deputize Walden Asset Management to withdraw this resolution on our behalf.

Thank you.

Sincerely,

Barbara Heisler
Executive Director

Cc: Timothy Smith, Walden Asset Management

Boston Trust & Investment
Management Company

November 7, 2011

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Funding Exchange** through its Walden Asset Management division.

We are writing to verify that our client **Funding Exchange** currently owns **1,000** shares of **JPMorgan Chase & Co.** (Cusip **#46625H100**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Funding Exchange** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **JPMorgan Chase & Co.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Additional documentation confirming ownership from our sub-custodian who are DTC participants will be provided upon request.

Further, it is our intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management

Request for Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of JPMorgan Chase's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of JPMorgan Chase request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Company funds of approximately $13.58 million from July 1, 2010 to June 30, 2011 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 18, 2011

VIA OVERNIGHT DELIVERY

Ms. Barbara Heisler
Executive Director, Funding Exchange
666 Broadway, Suite #500
New York, NY 10012

Dear Ms. Heisler:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on November 14, 2011, from the Funding Exchange as co-sponsor, the shareholder proposal titled "Request for Disclosure of Lobbying Policies and Practices" (the "Proposal") for consideration at JPMC's 2012 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which the regulations of the Securities and Exchange Commission ("SEC") require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that the Funding Exchange is the record owner of sufficient shares to satisfy this requirement. In addition, the proof of ownership letter from Boston Trust & Investment ("Boston Trust") included with the Funding Exchange's submission does not appear to be sufficient to satisfy the provisions of Rule 14a-8(b) because (i) it is dated November 7, 2011 -- seven days prior to the date on which the Funding Exchange's proposal was submitted to JPMC, and (ii) Boston Trust does not appear to be the "record" holder of the Funding Exchange's shares of JPMC -- see below for SEC guidance on this point.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Funding Exchange continuously held the requisite number of JPMC shares for at least one year.

- if the Funding Exchange has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com

in the ownership level and a written statement that the Funding Exchange continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") recently published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held -- in this regard, we note that Boston Trust's name does not appear on the list of DTC participants. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2012 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

[signature]

cc: Timothy Smith, Walden Asset Management (tsmith@bostontrust.com)

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

85360907

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 18, 2011

VIA OVERNIGHT DELIVERY

Mr. Daniel Stranahan
Chair – Finance Committee
The Needmor Fund
2123 West Webster Avenue
Chicago Il 60647

Dear Mr. Stranahan:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on November 14, 2011, from The Needmor Fund (the "Fund"), as co-sponsor, the shareholder proposal titled "Loan Servicing" (the "Proposal") for consideration at JPMC's 2012 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that the Fund is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof from the Fund that it has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMC.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Fund continuously held the requisite number of JPMC shares for at least one year.

- if the Fund has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Fund continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") recently published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2012 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

cc: Timothy Smith, Walden Asset Management

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

85000513

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 18, 2011

VIA OVERNIGHT DELIVERY

Mr. Timothy Smith
Senior Vice President
Walden Asset Management
One Beacon Street
Boston, MA 02108

Dear Mr. Smith:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on November 14, 2011, from Walden Asset Management (the "Walden Asset"), the shareholder proposal titled "Request for Disclosure of Lobbying Policies and Practices" (the "Proposal") for consideration at JPMC's 2012 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which the regulations of the Securities and Exchange Commission ("SEC") require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that Walden Asset is the record owner of sufficient shares to satisfy this requirement. In addition, the proof of ownership letter from Boston Trust & Investment ("Boston Trust") included with Walden Asset's submission does not appear to be sufficient to satisfy the provisions of Rule 14a-8(b) because (i) it is dated November 7, 2011 -- seven days prior to the date on which Walden Asset's proposal was submitted to JPMC, and (ii) Boston Trust is not the "record" holder of Walden Asset's shares of JPMC -- according to that letter, Bank of New York Mellon and State Street Bank are the Depository Trust Company ("DTC") participants that hold or held Walden Asset's securities as record holder during the past calendar year.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank that is a DTC participant) verifying that, as of the date the Proposal was submitted, Walden Asset continuously held the requisite number of JPMC shares for at least one year.

- if Walden Asset has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Walden Asset continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") recently published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are DTC participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. Since Boston Trust is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held -- in this case Bank of New York Mellon and State Street Bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year -- with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2012 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

85358921

Walden Asset Management
Investing for social change since 1975

December 1, 2011

Mr. Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070
anthony.horan@chase.com

Dear Mr. Horan,

Thank you for your November 18, 2011 letters to Walden Asset Management and our clients the Tides Foundation, Funding Exchange, and the Needmor Fund. The custodian of Needmor Fund is Northern Trust Co. a DTC participant. You have that proof letter from Northern Trust Co. in hand.

Thank you also for including a copy of the Securities and Exchange Commission's October 18 2011 Staff Bulletin which will be a helpful guide for proponents and companies alike in clarifying what determines proper proof of ownership.

Your letter seeks additional documentation regarding proof of ownership for Walden Asset Management and our clients.

As you saw in our earlier letter, Walden Asset Management and its client's shares are in custody under the name Boston Trust & Investment Management Company, a registered Massachusetts Bank. Boston Trust & Investment Management Company utilizes the services of a sub-custodian which is a DTC participant. In the past year, the services of Bank of New York Mellon were utilized until October 24, 2011 at which time State Street Corporate moved to play that role.

Thus to confirm that the ownership of Walden Asset Management and our clients has been a seamless ongoing ownership (we are proud to be long term owners of the company stock), I enclose letters from both companies. The transition date from Bank of New York Mellon to State Street was October 24, 2011 as you can see.

According to the SEC Staff Bulletin, a letter from the custodian and DTC participating sub-custodian is sufficient to confirm ownership.

The shares of our clients where Boston Trust & Investment Management Company serves as custodian are also included in the proof of shares held by Walden Asset Management for our clients where you raised proof questions specifically the Funding Exchange and Tides Foundation.

Please do feel free to call or contact me if you have additional questions about proof of ownership for the Tides Foundation, Funding Exchange, or the Needmor Fund and its Northern Trust custodian.

Sincerely,

Timothy Smith
Senior Vice President
Director of ESG Shareholder Engagement

Cc: Lauren Webster – Tides Foundation
Barbara Heisler – Funding Exchange
Daniel Stranahan – Needmor Fund

STATE STREET.
For Everything You Invest In

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169

Date: November 7, 2011

To Whom It May Concern:

State Street Bank and Trust Company ("State Street") has acted as sub-custodian for Boston Trust & Investment Management Company (Boston Trust) since October 24, 2011. Walden Asset Management is the investment division of Boston Trust dealing with environmental, social and governance matters.

In connection with a shareholder proposal submitted by Boston Trust on November 7, 2011, we are writing to confirm that Boston Trust has had beneficial ownership of a least $2,000 in market value of the voting securities of **JPMorgan Chase & Co. (Cusip#46625H100)** since October 24, 2011.

State Street serves as the sub-custodian for Boston Trust and Investment Management Company. State Street is a DTC participant.

In witness hereof the individual signing below confirms to best of her knowledge that the above statements are true and accurate.

Sincerely,

Deborah McCarthy

Deborah McCarthy
Vice President
Date: 11/30/2011

BNY MELLON
ASSET SERVICING

November 7, 2011

To Whom It May Concern:

The Bank of New York Mellon has acted as custodian for Boston Trust & Investment Management Company (Boston Trust). Walden Asset Management a division of Boston Trust.

We are writing to verify that Boston Trust and Walden Asset Management has had beneficial ownership of a least $2,000 in market value of the voting securities of **JPMORGAN CHASE & CO** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Specifically, these shares have been held for at least one year before **October 24, 2011**.

Bank of New York Mellon has served as the sub-custodian for Boston Trust and Investment Management Company and Walden Asset Management. Bank of New York Mellon is a participant in DTC.

Sincerely,

Ira E. Friedman
Vice President

Cc: Timothy Smith, Walden Asset Management

111 Sanders Creek Parkway, East Syracuse, NY 13057

Toton, Rebekah

From:
Sent: Tuesday, January 10, 2012 11:39 AM
To: Toton, Rebekah
Subject: FW: Re: JPMorgan Chase - Needmor and Funding Exchange Withdrawal Letters

Irma R. Caracciolo | JPMorgan Chase |Vice President and Assistant Corporate Secretary |270 Park Avenue, Mail Code: NY1-K721, New York, NY 10017

From: Smith, Timothy [mailto:tsmith@bostontrust.com]
Sent: Tuesday, January 10, 2012 11:38 AM
To: Caracciolo, Irma R.
Cc: Horan, Anthony
Subject: RE: Re: JPMorgan Chase - Needmor and Funding Exchange Withdrawal Letters

Morning Irma,
Yes let me confirm that Walden is also withdrawing as a cosponsor of the lobbying resolution thus saving JP Morgan Chase from the time and effort of filing a letter with the SEC on a small technical issue where the SEC would undoubtedly rule on your behalf.
As an active and involved long term investor in the bank we look forward to participating in any future dialogue now being led by the Sisters of St Francis on the lobbying issue .

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com
www.waldenassetmgmt.com

From: Caracciolo, Irma R.
Sent: Tuesday, January 10, 2012 11:31 AM
To: Smith, Timothy
Cc: Horan, Anthony
Subject: RE: Re: JPMorgan Chase - Needmor and Funding Exchange Withdrawal Letters

Hello Tim
Further to the below I wanted to confirm our understanding with you that. with the assumption of the Sisters of St. Francis of Philadelphia as the primary filer of the proposal on Lobbying Disclosure. Walden Asset

Management was withdrawing as a proponent. Can you please confirm that per your conversation with Tony. this was the intention and agreement.
Thank you and Regards
Irma

Irma R. Caracciolo | JPMorgan Chase |Vice President and Assistant Corporate Secretary |270 Park Avenue, Mail Code: NY1-K721, New York, NY 10017

From: Smith, Timothy [mailto:tsmith@bostontrust.com]
Sent: Tuesday, January 10, 2012 10:15 AM
To: Caracciolo, Irma R.
Cc: Horan, Anthony
Subject: FW: Re: JPMorgan Chase - Needmor and Funding Exchange Withdrawal Letters

Dear Irma, with apologies. I had thought that final piece of paperwork had been sent and was in your hands. I enclose the letters you need.
We look forward to continuing the dialogue re. lobbying disclosure with the company as led by Sister Nora Nash and the Sisters of St Francis.

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com
www.waldenassetmgmt.com

THE NEEDMOR FUND

January 10, 2012

Mr. Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th floor
New York, NY 10017

Dear Mr. Horan:

Per your discussion with Timothy Smith at Walden Asset Management, the Needmor Fund is formally withdrawing its co-sponsorship of the resolution on lobbying policies and practices. The Sisters of St. Francis of Philadelphia will continue to pursue the resolution and we will support it through our vote.

Sincerely,

Daniel Stranahan
Chair – Finance Committee

CC: Timothy Smith, Walden Asset Management, One Beacon St., Boston, MA 02108

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

Funding Exchange
"Change, Not Charity"
666 Broadway, Suite #500
New York, NY 10012
212.529.5300
Fax: 212.982.9272
E-mail: fexexc@aol.com
http://www.fex.org

January 10, 2012

Mr. Anthony Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th floor
New York, NY 10017

Dear Mr. Horan:

Per your discussion with Timothy Smith at Walden Asset Management, the Funding Exchange is formally withdrawing its co-sponsorship of the resolution on lobbying policies and practices. The Sisters of St. Francis of Philadelphia will continue to pursue the resolution and we will support it through our vote.

Sincerely,

Barbara Heisler
Executive Director

Cc: Timothy Smith, Walden Asset Management

EXHIBIT B

Toton, Rebekah

From:
Sent:
To:
Subject: FW: Domini Shareholder Proposal Political Contributions
Attachments: JPM Chase filing Nov 2011.pdf

Importance: High

From: Adam Kanzer [mailto:akanzer@domini.com]
Sent: Wednesday, November 09, 2011 10:48 AM
To: Horan, Anthony
Subject: Domini Shareholder Proposal
Importance: High

Tony:

Attached, please find a shareholder proposal submitted for inclusion in your next proxy statement. As always, I look forward to continuing our discussions and do hope that we can come to agreement on this issue.

Sincerely,

Adam

Adam M. Kanzer, Esq.
Managing Director & General Counsel
Domini Social Investments LLC

akanzer@domini.com | www.domini.com
532 Broadway, 9th Floor | New York, NY 10012-3939
Direct: 212-217-1027 | Main: 212-217-1100 | Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

Domini on Facebook: facebook.com/dominifunds
Follow us on Twitter: twitter.com/dominifunds

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

November 9, 2011

Mr. Anthony J. Horan
Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

VIA EMAIL AND UNITED PARCEL SERVICE

Re: Shareholder Proposal Requesting Political Contributions Report

Dear Mr. Horan:

I am writing to submit the attached proposal regarding JP Morgan Chase's political contributions, for inclusion in your next proxy statement. The Domini Social Equity Fund held more than 730,000 shares of JPMorgan Chase as of September 30, 2011, making the bank one of our fund's top five holdings. As you know, we are long-term shareholders.

We are submitting the attached proposal regarding JPMorgan Chase's political contributions for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of JPMorgan Chase shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of JPMorgan Chase shares from our portfolio's custodian is available upon request. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

You may be receiving this identical proposal from our shareholders. Please consider me the lead proponent.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and I look forward to continuing our dialogue. I can be reached at 212 217 1027, or at akanzer@domini.com. I look forward to hearing from you.

Sincerely,

Adam Kanzer
Managing Director & General Counsel

Encl.

532 Broadway, 9th Floor | New York, NY 10012-3939 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

Corporate Political Contributions Report

Resolved, that the shareholders of JPMorgan Chase ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of JPMorgan Chase, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with sound public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

JPMorgan Chase contributed at least $4 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

November 28, 2011

Allen Hancock

FISMA & OMB Memorandum M-07-16

RECEIVED BY THE

DEC 01 2011

OFFICE OF THE SECRETARY

Mr. Anthony J. Horan
Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017- 2070

RE: Shareowner Resolution Requesting Political Contributions Report

Dear Mr. Horan:

I hereby authorize First Affirmative Financial Network, LLC to co-file a resolution with lead filer Domini Social Investments on my behalf at JPMorgan Chase & Co. addressing political contributions. I own approximately 138 shares of JPMorgan Chase & Co. I have held at least $2,000 in company shares for more than one year from the date of the submission date of this proposal, which I intend to hold through the date of the annual meeting in 2012.

Verification of ownership will be sent under separate cover by Foliofn Investments, Inc.

I specifically give First Affirmative Financial Network, LLC full authority to deal, on my behalf, with all aspects of this shareholder resolution. I understand that my name may appear on the proxy statement as a filer of this shareholder resolution.

Sincerely,

Allen Hancock

Allen Hancock

First Affirmative
Financial Network, LLC *Investing for a Sustainable Future*

RECEIVED BY THE
DEC 01 2011
OFFICE OF THE SECRETARY

November 29, 2011

Mr. Anthony J. Horan
Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017- 2070

RE: Shareowner Resolution Requesting Political Contributions Report

Dear Mr. Horan:

First Affirmative Financial Network, LLC is a United States based investment management firm with approximately $645 million in assets under management. We hold more than 20,000 shares of JPMorgan Chase & Co. (JPM) common stock on behalf of clients who ask us to integrate their values with their investment portfolios.

First Affirmative, acting on behalf of client Allen Hancock, joins Domini Social Investments to co-file the enclosed shareholder resolution with JPM. We support the inclusion of this proposal in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

Per Rule 14a-8, Allen Hancock holds more than $2,000 of JPM common stock, acquired more than one year prior to today's submission of this resolution, and has held more than $2000 in shares continuously for that time. Mr. Hancock intends to remain invested in this position continuously through the date of the 2011 annual meeting.

Verification of ownership will be forwarded under separate cover by DTC participant custodian Folio Institutional (Folio*fn* Investments, Inc.)

Domini Social Investments is authorized to negotiate on our behalf, to include withdrawing the resolution if appropriate. Domini Social Investments will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Please confirm receipt of this document to:

Holly A. Testa
Shareowner Advocate
hollytesta@firstaffirmative.com
303-641-5190

Corporate Political Contributions Report

Resolved, that the shareholders of JPMorgan Chase ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of JPMorgan Chase, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with sound public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

JPMorgan Chase contributed at least $4 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml)

However, relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

EXHIBIT C

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 20, 2011

Mr. Anthony Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th floor
New York, NY 10017

Via: email anthony.horan@chase.com

Dear Mr. Horan,

Peace and all good! I am writing this brief letter to confirm that the Sisters of St. Francis of Philadelphia will be taking over the role as primary filer of the shareholder resolution on lobbying sent to you originally by Walden Asset Management.

Walden Asset Management and Timothy Smith will continue to play a key role representing our Order in any dialogue with the company. We are hopeful that the company will be able to address the issue in a positive, constructive way.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Cc: Timothy Smith, Walden Asset Management

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7661 Fax: 610-558-5855 E-mail: nnash@osfphila.org www.osfphila.org